AAA BEST CAR RENTAL INC.

351 E 16th Street,

Paterson, NJ 07524

(973) 851-6863

February 16, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Re: AAA Best Car Rental Inc.

Amendment #3 to

Registration Statement on Form S-1

Filed February 3, 2011

Filing No. 333-170128

Dear: Donald Field

Pursuant to the staff’s telephone conversation with counsel to AAA Best Car Rental, Inc. (the “Company”) on February 15, 2011, we respectfully submit this response to the staff’s oral comments.

In Amendment No. 4 to Form S-1 (“Amendment No. 4”) of the Company, filed today, we have inserted the sentence “[w]e need a minimum of four rental cars to achieve and maintain profitable operations and minimum of seven cars if we keep one sales person on staff.” in the Prospectus Summary on page 5 and under the sub-heading “Revenue and Costs per Each Car” on page 16 of Amendment No. 4.

Please direct any further comments or questions you may have to the company's attorney Mr. Thomas E. Puzzo, Esq. at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Suresh Gupta

Suresh Gupta, President